04 MAR 29 AM 7:21

04010924

ventracor

Ventracor Limited
ABN 46 003 180 372

126 Greville Street
Chatswood NSW 2067
Sydney Australia

T +61 2 9406 3100
F +61 2 9406 3101
W www.ventracor.com

22 March 2004

Securities and Exchange Commission
Division of Corporate Finance
Office of International Corporation Finance
450 Fifth Street, NW
WASHINGTON DC 20549
USA

SUPPL

Dear Ladies and Gentleman

Re: Ventracor Limited
File # 82-4630

Ventracor Limited (the "Company") is furnishing herewith information pursuant to Rule 12g3-2(b)(1)(i) of the Securities Exchange Act of 1934, as amended (the "Exchange Act").

The attached documents are being furnished with the understanding that they will not be deemed "filed" with the Securities and Exchange Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act, and that neither this letter nor the furnishing of such documents shall constitute an admission for any purpose that the Company is subject to the Exchange Act.

If you have any questions or comments please call the undersigned at (61) 02 9406 3100.

Very truly yours

per K. Callaghan

Andrew Geddes
Corporate Communications

encls

dlw 3/30

ventracor

asx announcement

Manufacturing and Finance Appointments

Sydney, 22 March 2004: Ventracor Limited (ASX:VCR) today announced recent key management appointments as it works to rapidly commercialise its VentrAssist™ 'artificial heart' technology.

Mr.Vanio Calgaro has been appointed Financial Controller. Mr. Calgaro is a Chartered Accountant with more than 17 years experience with Australian listed companies in the healthcare and biotechnology sector. Previously he was Financial Controller and Company Secretary with Peptech Limited (ASX: PTD).

Mr. Victor Windeyer has been appointed VentrAssist™ Program Manager. He is working across all areas of the company to ensure Ventracor's milestones are met. Mr. Windeyer has 10 years experience in development and manufacturing of precision medical and scientific equipment and was previously Program Manager of medical and scientific instruments at Invetech Pty Ltd.

Mr. Roman Greifeneder has been appointed Manufacturing Engineering Manager. He is responsible for the rapid transition to large-scale manufacturing of devices for use in Ventracor's expanding clinical trial program. He will also oversee validation of new manufacturing facilities currently nearing completion. Mr. Greifeneder has nine years medical device experience and was previously Manufacturing Engineering Manager with ResMed Limited (ASX: RMD).

For more information, please contact:

Andrew Geddes
Manager, Investor Relations
Ventracor Limited
02 9406 3100